Exhibit 5

GODFREY & KAHN, S.C.
ATTORNEYS AT LAW
780 North Water Street
Milwaukee, Wisconsin 53202
Phone: (414) 273-3500 Fax: (414) 273-5198

December 31, 2001

North Country Financial Corporation
530 North Country Drive
Traverse City, Michigan 49684

Gentlemen:

       We have acted as your counsel in connection with the preparation of a Registration Statement on Form S-8 (the "Registration Statement") to be filed with the Securities and Exchange Commission relating to the offer and sale by you of up to 500,000 shares of common stock, no par value (the "Shares"), of North Country Financial Corporation (the "Company"), issuable pursuant to the Company's 2000 Stock Incentive Plan.

       We have examined: (a) the Plan, the Plan's prospectus and the Registration Statement, (b) the Company's Restated Articles of Incorporation and By-Laws, as amended to date, (c) certain resolutions of the Company's Board of Directors, and (d) such other proceedings, documents and records as we have deemed necessary to enable us to render this opinion.

       Based on the foregoing, we are of the opinion that the Shares have been duly and validly authorized and, when issued or sold in accordance with the terms of the Plan, will be legally issued, fully paid and nonassessable.

       The Company is incorporated under the laws of the State of Michigan. We do not hold ourselves out as experts in the laws of such state. Our opinion with respect to Michigan law is based solely on our review of applicable provisions of the Michigan Business Corporation Act.

       We consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, however, we do not admit that we are "experts" within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of said Act.

Very truly yours,
/s/ Godfrey & Kahn, S.C.
GODFREY & KAHN, S.C.